PLURI INC.

Matam Advanced Technology Park

Building No. 5

Haifa, 3508409, Israel

April 3, 2025

Via EDGAR

Doris Stacey Gama

Tim Buchmiller

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Pluri Inc. (the “Company,” “we,” “our” and similar terminology) Preliminary Proxy Statement on Schedule 14A Filed March 14, 2025 File No. 001-31392

Dear Ms. Gama and Mr. Buchmiller,

The purpose of this letter is to respond to the letter of April 1, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). For your convenience, your original comment appears in bold text, followed by our response.

Unless otherwise stated, capitalized terms used herein but not defined herein have the meanings given to such terms in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 6 – Private Placement Proposal, page 14

1. We note from your response to prior comment 1 that the Transactions (the Securities Purchase Agreement, and the Kokomodo Transaction contemplated by the Share Purchase Agreement) were not contingent upon, nor subject to, shareholder approval. However, we note from Section 4.5 of the Securities Purchase Agreement that the company is required to obtain Shareholder Approval for the exercise of the Warrants and for the consummation of the transactions set forth in the Kokomodo Term Sheet, and we note from Section 3.5.4 of the Share Purchase Agreement that obtaining such Shareholder Approval is a condition to the closing of the Kokomodo Transaction. Given these provisions, please either revise the proxy statement to include the remaining information required by Items 11, 13, and 14 of Schedule 14A or provide us with further analysis as to why the proposal seeking shareholder approval of the exercise of the Warrants, and the approval of the issuance of the Consideration Shares for the purchase of a majority of the equity interests in Kokomodo, does not involve the approval of the Kokomodo Transaction and are not integral parts of the consummation of the transactions contemplated by the Share Purchase Agreement.

Response:

The Company respectfully advises the Staff that it previously reviewed and considered Item 11, Item 13 and Item 14 (“Item 11”, “Item 13” and “Item 14”, respectively) and Note A (“Note A”) to Schedule 14A, as well as Question and Answer 151.02 of the Compliance and Disclosure Interpretations for Proxy Rules (“Question 151.02”), in determining whether to include in the Proxy Statement any additional disclosures under Item 11, Item 13 and Item 14. The Company determined, and continues to maintain, that Item 13 and Item 14 are inapplicable to the Securities Purchase Agreement and the Kokomodo Transaction described in the Proxy Statement (the “Transactions”), and that any information required by Item 11, is already disclosed in the Proxy Statement.

The Company acknowledges that shareholder approval is required for the issuance of the shares in the Kokomodo Transaction solely to comply with Nasdaq Listing Rule 5635(d) (the “Nasdaq 20% Rule”). The Company plans to issue 976,139 common shares (the “Consideration Shares”), which represents approximately 12.6% of its issued and outstanding shares on a pre-transaction basis, as consideration in the Kokomodo Transaction. Normally, this issuance would not trigger the Nasdaq 20% Rule, as it remains below the 20% threshold. However, due to a prior private placement pursuant to a securities purchase agreement, dated January 23, 2025 (the “PIPE SPA”), the Consideration Shares must be aggregated with the securities issued in that transaction. The PIPE SPA involved the sale of 1,383,948 common shares, pre-funded warrants to purchase up to 26,030 Common Shares, and warrants to purchase up to 84,599 Common Shares. As a result, Nasdaq rules require shareholder approval for the Consideration Shares. Importantly, If the Kokomodo Transaction had closed before the PIPE SPA, shareholder approval for the Consideration Shares would not have been necessary. In that case, the board alone could have approved the Kokomodo Transaction and only the PIPE SPA would have required shareholders’ approval. Notably, if approval were sought only for the PIPE SPA only, we believe the Staff would not consider disclosure under Item 11, Item 13 or Item 14 applicable, as the approval relates strictly to compliance with the Nasdaq 20% Rule in the context of a financing transaction.

Based on the above, we respectfully continue to maintain that the disclosures required by Item 11, Item 13 and Item 14 are not relevant or applicable to the Kokomodo Transaction, due to the fact that if the Kokomodo Transaction had been consummated prior to the PIPE SPA, no shareholder approval would be required at all and because this proposal is solely triggered by the Nasdaq 20% Rule. As such, we do not believe that Item 11, Item 13 and Item 14 were intended to require a registrant to provide comprehensive disclosures in a situation where such registrant is seeking shareholder approval for a technical Nasdaq issue alone.

In addition, the Company is seeking shareholder approval for the exercise of warrants sold pursuant to the PIPE SPA, which are completely unrelated to the Kokomodo Transaction. While the reference to obtaining shareholder approval for the warrants is contemplated by a binding term sheet signed with respect to the Kokomodo Transaction, the issuance of such warrants has been completed and did not require shareholder approval. The exercisability of the warrants is subject to shareholder approval solely due to the Nasdaq 20% Rule; however, the disclosure in the Proxy Statement makes clear that if shareholders do not approve the exercise of the warrants, the warrants will simply remain unexercisable. We intend to revise the Proxy Statement to make clear that the failure to approve the exercise of the Warrants will have no impact on the Kokomodo Transaction. We also maintain any disclosure to the shareholders that suggest that the approval of the warrants is somehow related to the approval of the Kokomodo Transaction is misleading and improper, as they are wholly unrelated.

Consequences of Not Approving this Proposal, page 16

2.	We note from your disclosure that if shareholders approve Proposal 6, and you close the transactions under the Share Purchase Agreement, the company will acquire shares representing 71.1% of the equity of Kokomodo (on a fully diluted basis), for an aggregate purchase price of $4.5 million, payable in the company’s Common Shares. In this section you also disclose that if shareholders do not approve Proposal 6, the company will be required to purchase a "certain portion" of the Investor's shares in Kokomodo for a purchase amount of $1,000,000 (based on a $6,000,000 pre-money valuation of Kokomodo, calculated prior to the investment of $500,000 in Kokomodo, as described in (b)), and (b) invest an additional $500,000 in Kokomodo under a SAFE, providing a 20% discount of the price per share set in connection with a trigger event for conversion of the SAFE into equity of Kokomodo and a pre-money valuation cap of $5,500,000 in connection with such conversion. Please revise to clarify the percentage of the equity of Kokomodo you will be required to purchase if shareholders vote "Against" Proposal 6.

Response:

We acknowledge that the disclosure relating to the potential percentage of equity of Kokomodo that the Company would be required to purchase if shareholders do not approve Proposal 6 should be clarified in the Proxy Statement, and we intend to revise the Proxy Statement to include a specific percentage of Kokomodo that the Company will own if shareholders do not approve the issuance of the Consideration Shares. Specifically, the revised disclosure will state that if shareholders do not approve the issuance of the Consideration Shares, the Company will instead acquire a 25% equity stake in Kokomodo.

3.	As noted above, since a vote "For" Proposal 6 will result in the acquisition of a 71% equity interest of Kokomodo in exchange for common shares of Pluri, and a vote "Against" Proposal 6 will result in the acquisition of a yet to be specified percentage of Kokomodo in exchange for Pluri's cash, it appears that shareholders are being asked to choose between one of these two alternatives. Please either provide us with your analysis as to why the remaining information required by Items 11, 13, and 14 of Schedule 14A is not material to a shareholder's voting decision on the proposal presented or provide such information so that shareholders can make an informed voting decision as to these two alternatives.

Response:

We acknowledge that the disclosure relating to the potential percentage of equity of Kokomodo that the Company would be required to purchase if shareholders do not approve Proposal 6 should be clarified in the Proxy Statement, and we intend to revise the Proxy Statement to include a specific percentage of Kokomodo that the Company will own if shareholders do not approve the issuance of the Consideration Shares. Specifically, the revised disclosure will state that if shareholders do not approve the issuance of the Consideration Shares, the Company will instead acquire a 25% equity stake in Kokomodo.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. If you have any questions or require additional information, please contact our attorneys Ron Ben-Bassat, Esq. at (212) 660-5003, or Howard Berkenblit, Esq. at (617) 338 2979, each of Sullivan & Worcester LLP.

Sincerely,

pluri INC.

By:	/s/ Liat Zalts
Chief Financial Officer